Exhibit 99.1

FOR IMMEDIATE RELEASE	For Additional Information
Contact: Robert Lentz (614) 876-2000

SUPERCONDUCTIVE COMPONENTS, INC. REPORTS

STRONG SECOND QUARTER 2007 RESULTS

COLUMBUS, Ohio (August 7, 2007) Superconductive Components, Inc. (OTC Bulletin Board: SCCI), dba SCI Engineered Materials, a manufacturer of high quality sputtering targets for select markets in the physical vapor deposition industry, today announced results for the three months ended June 30, 2007.

The second quarter 2007 highlights versus the same period last year included:

•	Total revenues of $3.4 million, an increase of 194%.

•	Gross profit of $0.5 million compared to $0.3 million in 2006.

•	Net income per diluted share after dividends on preferred stock was $0.02 versus a net loss of $(0.01).

•	Backlog of $2.0 million at June 30, 2007.

Dan Rooney, Chairman, President and Chief Executive Officer, commented, “We are pleased with our results for the second quarter of 2007, which marked the fourth consecutive quarter of profitability. Specific strategies continue to be pursued in markets that offer long-term, profitable growth opportunities and also contribute to further diversification of the company’s business. Solid revenue growth was achieved this past quarter in each of our target markets, led by sales to photonics/optical customers. Particular emphasis is being directed toward: further development of innovative Transparent Conductive Oxide materials for the solar power generation market, scale-up of production for the Thin Film Battery market, and increasing the company’s overall manufacturing capabilities.”

Mr. Rooney continued, “We are encouraged by the progress that has been achieved during the first half of 2007. This included strong sales growth, increased penetration of current markets, positive development efforts in complementary markets, and actions taken to increase our manufacturing efficiencies and production capabilities. Our strategic focus remains on long-term growth and increased profitability.”

Second Quarter 2007 Results

Total revenues nearly tripled to $3,403,742 for the second quarter 2007 from $1,158,434 a year ago, particularly due to strong growth in sales to photonics/optical customers. A substantial portion of the year-over-year revenue increase was attributable to a high value raw material whose price fluctuates over market cycles. The cost of this raw material is fully reflected in the Company’s selling prices.

Near the end of the first quarter 2007, the price of a high value raw material used by the Company to produce certain products reached a cyclical peak and then declined to approximately one-half of that amount by the end of the second quarter 2007. Cost changes for this high value raw material are fully reflected in the final selling price which insulates the Company from market price fluctuations associated with the raw material.

The Company anticipates that the cost of this high value raw material will be lower for the second half of 2007 compared to the first half of this year. This will have an adverse effect on the Company’s total revenues, and, to a lesser extent, gross profit during the second half of 2007 because this high value raw material has a substantially lower gross profit margin compared to the Company’s other products.

Gross profit increased 83% to $513,168 for the second quarter 2007 from $280,540 for the same period in 2006. A portion of the increase reflected a greater amount of higher value product, which has lower gross profit margins than the company’s other products. As a result, the company’s gross profit margin for the most recent quarter was 15.1% of total revenues compared to 24.2% last year.

General and administrative expense declined to $219,716 for the second quarter 2007 from $232,524 a year ago, primarily due to lower professional expenses. Selling expense rose 67% to $110,449 for the second quarter 2007 from $65,993 the prior year. This increase reflected the company’s increased commitment to marketing, which includes additional marketing staff and increased travel.

Research and development expense increased to $81,873 for the second quarter 2007 compared to $39,216 the prior year. The Company continues to work closely with its customers, especially in the solar and thin film battery markets, to accelerate product development, commercialization activities, and time to market.

Net income after dividends on preferred stock was $95,379, or $0.02 per diluted share, for the three months ended June 30, 2007 versus a net loss of $(48,500), or $(0.01) per share, on a comparable basis for the same period in 2006. Due to the company’s profitability in the second quarter 2007 compared to a loss the prior year, the number of fully diluted shares increased approximately 26% to 4,313,991 from 3,425,915 for the same period last year due to common stock equivalents that were anti-dilutive in the second quarter 2006.

Six Month 2007 Results

Total revenue increased 148% to $5,857,751 for the six months ended June 30, 2007 from $2,359,057 for the same period in 2006. This was primarily due to higher sales to photonics/optical and thin film battery customers.

Gross profit increased 76% to $971,748 for the first six months of 2007 from $553,513 for the same period in 2006. Gross profit margin declined to 16.6% for the first half of 2007 from 23.5% last year, primarily due to differences in the year-over-year product mix, which included a greater amount of higher value product with lower gross margins in 2007. General and administrative expenses increased slightly to $456,312 for the first half of 2007 from $445,254 in 2006. This was primarily due to higher stock based compensation expense, which was partially offset by lower professional fees compared to the same period last year. Selling expense rose to $207,851 for the six months of 2007 from $134,096 a year ago, due to additional marketing staff and higher travel expense.

Research and development expense increased to $145,037 for the first six months of 2007 from $86,392 a year ago. The company has increased its focus on customer-driven research and development activities.

Net income after dividends on preferred stock was $156,695, or $0.04 per diluted share, for the first half of 2007 compared to a net loss of $(101,773), or $(0.03) per share, on the same basis for comparable period last year. The number of fully diluted shares increased approximately 24% to 4,240,350 for the six months ended June 30, 2007 compared to 3,425,915 the prior year.

About Superconductive Components, Inc.

Superconductive Components, Inc., dba SCI Engineered Materials, manufactures ceramics and metals for advanced applications such as optical, photonics including solar, thin film batteries, and superconductors. SCI Engineered Materials is a global materials supplier with clients in more than 40 countries. Additional information is available at http://www.sciengineeredmaterials.com.

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Those statements include, but are not limited to, all statements regarding intent, beliefs, expectations, projections, forecasts, and plans of the Company and its management, and specifically include statements regarding further progress in 2007 and plans to increase SCI’s marketing and sales efforts throughout 2007. These forward-looking statements involve numerous risks and uncertainties, including, without limitation, anticipate sequential quarter growth in revenue and net income, plans to add more equipment in 2007, gradually enter additional niche markets, further improvement in the Company’s financial results in 2007 (paragraph 3), the development of the thin film battery market, the impact of competitive products and services, the ability to adapt to technological changes, the availability of capital, and other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings, including the Company's Annual Report on Form 10-KSB for the year ended December 31, 2006. One or more of these factors have affected, and could in the future affect, the Company's projections. Therefore, there can be no assurances that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company, or any other persons, that the objectives and plans of the company will be achieved. All forward-looking statements made in this press release are based on information presently available to the management of the Company. The Company assumes no obligation to update any forward-looking statements.